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Skip Hulsey in · You
Founder @ Lagom Development | MRED Candidate
1w ·

Lagom continues to build meaningful momentum as we scale our integrated housing platform. We were recently offered a $1.89M local incentive package from a Georgia county to support the launch of our 200,000 sq ft advanced manufacturing facility.

This is a strong validation of two things:

1. The economic development impact industrialized housing can create at the local level

2. The urgency with which states and counties are seeking partners capable of delivering housing supply at scale

Our Georgia facility will serve as the manufacturing backbone for energy efficient, panelized homes and communities across the Southeast, while creating high quality jobs and driving long-term regional capacity.

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Lagom

$1.89M Local Incentive Package offered by GA County | Lagom
wefunder.com

Clay Benfield and 20 others 4 comments

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